RYAN'S FAMILY STEAK HOUSES, INC. REPORTS
            JUNE AND SECOND QUARTER SALES RESULTS

                      -----------------

    SAME-STORE SALES UP FOR THE SIXTH CONSECUTIVE QUARTER



GREER, SOUTH CAROLINA - - Ryan's Family Steak Houses, Inc. (NASDAQ:RYAN) today announced that same-store sales for the 4-week period ended June 30, 1999 ("June") increased by 0.5%. Same-store sales for the quarter ended June 30, 1999 increased by 1.6%. Details follow:

                                      (Unaudited)
                                 June        2nd Quarter
                                 1999            1999

Total sales (000's)           $54,588         $174,199
Increase from prior year          +3%              +4%

Average unit sales:
Same stores (open at least 18 mos.)+0.5%         +1.6%
All stores (all Ryan's units)   +0.7%            +1.9%

Management noted that, in spite of strong prior year sales comparisons, the second quarter represented the sixth consecutive quarter of positive same-store sales. In fact, the Company's same-store sales have been positive for 15 out of the last 19 quarters.

The Company's current advertising program supported approximately 63 restaurants on average with television and radio advertising during the month. Sales gains at the restaurants with advertising were on average approximately 3% better than the non-supported restaurants.

At June 30, 1999, the Company owned and operated 283 Ryan's restaurants.

Financial results for the second quarter 1999 are expected to be released on July 14, 1999. In addition, the Company's next accounting period consists of 5 weeks, ending on August
4, 1999.